July 17, 2012

VIA EDGAR, E-MAIL AND U.S. MAIL

Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    SunPower Corporation
Form 10-K for the fiscal year ended January 1, 2012
Filed February 29, 2012
Form 10-Q for the quarterly period ended April 1, 2012
Filed May 9, 2012
File No. 001-34166

Dear Mr. Vaughn:

As requested in your letter to me dated June 21, 2012, this letter summarizes SunPower Corporation's (the "Company" or "we") response to each of your eleven comments.  Jia Liu, our Director, Senior Counsel, spoke with Lynn Dicker, Staff Accountant, on June 29, 2012 to communicate our request for additional time to respond, and Ms. Dicker advised we should provide this response no later than July 20, 2012.  Also as you requested, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of its disclosure in its filings;

•
Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company's filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following are your comments and our responses to each:

Form 10-K for the Fiscal Year Ended January 1, 2012

Item 1. Business, page 3

Supplier Relationships, Manufacturing, and Module Assembly, page 10

1.
We note your disclosure that you have contracted with some of your suppliers of raw materials and system components for multi-year supply agreements under which you have annual minimum purchase obligations and in certain cases prepayment obligations. Please tell us, and in future filings disclose, the material terms of any material agreements, such as the suppliers with whom you have contracted, the duration of the agreements, the amounts you are obligated to purchase, and your payment obligations.

Response: The Company regularly discloses its minimum purchase commitments under the caption "Contractual Obligations" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in its

annual and quarterly reports, and regularly discloses its future prepayment obligations under a note to the Consolidated Financial Statements entitled "Commitments and Contingencies - Advances to Suppliers." As of the end of the reporting period ended January 1, 2012, the Company had identified three material supply agreements under Item 601(b)(10) of Regulation S-K - with Woongjin Energy Co., Ltd., First Philec Solar Corp., and AUO SunPower Sdn. Bhd., who are suppliers for ingot, wafers, and cells, respectively. These material supply agreements are filed as exhibits to the Company's fiscal 2011 Form 10-K. The Company will expand the disclosure in future filings contained under "Item 1 - Business, Supplier Relationships, Manufacturing and Module Assembly" to provide additional details regarding the Company's material supply agreements. The disclosure below provides additional detail regarding these agreements as of January 1, 2012, and contains cross references to the disclosure of our prepayment obligations in our Financial Statements and the disclosure of our purchase commitments in our MD&A. The Company will provide comparable disclosure in its next Annual Report on Form 10-K.

"We purchase polysilicon, ingots, wafers, solar cells, third-party standard efficiency solar panels, and balance of system components from various manufacturers, including our joint ventures, on both a contracted and a purchase order basis. We have contracted with some of our suppliers for multi-year supply agreements. Under such agreements, we have annual minimum purchase obligations and in certain cases prepayment obligations. We have certain purchase obligations under our material supply agreements with Woongjin Energy Co., Ltd., First Philec Solar Corp., and AUO SunPower Sdn. Bhd., who are suppliers for ingot, wafers, and cells, respectively. These material supply contracts have remaining terms of one to six years and do not contain prepayment obligations. Please see the Contractual Obligations disclosure in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for further information regarding the amount of our purchase obligations in 2012 and beyond. Under other supply agreements, we are required to make prepayments to the vendors over the terms of the arrangements. As of January 1, 2012, advances to suppliers totaled $327.5 million. We may be unable to recover such prepayments if the credit conditions of these suppliers materially deteriorate. For information regarding our future prepayment obligations, please see "Item 8. Financial Statements and Supplementary Data - Note 9 - Commitment and Contingencies - Advances to Suppliers." We currently believe our supplier relationships and various short- and long-term contracts will afford us the volume of material and services required to meet our planned output. For more information about risks related to our supply chain, please see "Item 1A: Risk Factors" including "Limited competition among suppliers has required us in some instances to enter into long-term, firm commitment supply agreements that could result in excess or insufficient inventory and place us at a competitive disadvantage on pricing."

Please refer to the response to Comment #7 for additional disclosure relating to purchase commitments that will be provided to investors in future filings.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

2.
We note the variances in your net income during the periods presented. Under a separate caption in your future filings, please expand your disclosure to explain clearly to investors the reasons for the variances in your net income for the periods presented. Also disclose any known material trends affecting your net income for the periods presented. Refer to Item 303(b) of Regulation S-K.

Response: The Company will expand the disclosure in future filings, under a separate caption, to explain clearly to investors the reasons for any significant variance in net income and to explain any known material trends affecting net income.

Critical Accounting Estimates, page 53

- Revenue Recognition, page 53

3.
We note your disclosure that under certain contracts, you could be required to buy-back a customer's system at fair value on specified future dates if certain minimum performance thresholds are not met for periods of up to two years. You state that this provision exists "in certain limited cases." Please expand your disclosures here to provide more information regarding this contingent liability, including more defined disclosure regarding the number of projects to which this contingent liability exists. Discuss how these provisions impact your initial revenue recognition. Please also discuss how you evaluate these contingent liabilities for potential accrual in subsequent periods. Finally, explain how you have considered the disclosure requirements in FASB ASC 450-20 relating to these loss contingencies.

Response: As of January 1, 2012, the Company had certain contracts which included this clause and for which the performance guarantee period had not yet expired. Such performance guarantee provisions effectively establish the financial penalty if the system does not perform at certain minimum thresholds of system capacity, which are adjusted if abnormal weather patterns affect system performance. The performance guarantee is not a right of return and is only applicable if the system fails to perform. Historically the Company's systems have performed significantly above the performance guarantee thresholds. Any defects which may impact the level of system performance would be addressed by the Company's standard warranty. The Company provides standard warranties of 25 years for its solar panels, as well as warranties of up to 10 years for its inverters and workmanship. Historically warranty claims, outside of defects, have been low. Further, contractually the Company would have the opportunity to remedy any performance issues. There have been no cases in which the Company had to buy back a system, nor does the Company expect to do so. As a result, the Company did not defer revenue at the time of sale for these systems as the performance thresholds are established at a significantly low level such that it is remote the system would not perform at such levels. Further, given the Company's contractual right to remedy performance issues, fulfillment of the required performance levels is within the Company's control. The Company reviewed the guidance provided by ASC 450-20, Contingencies – Loss Contingencies, and noted that it requires disclosure of a loss contingency if there is at least a reasonable possibility that a loss or an additional loss may have been incurred. To date, no disclosures under ASC 450-20 have been provided because the Company has not considered there to be a reasonable possibility of losses. The Company will provide additional disclosure in its future filings based on and comparable to the following example:

"In certain limited cases, we could be required to buy-back a customer's system at fair value on specified future dates if certain minimum performance thresholds are not met for periods of up to two years. Historically our systems have performed significantly above the performance guarantee thresholds, and there have been no cases in which the Company had to buy back a system."

Liquidity and Capital Resources, page 68

Cash Flows, page 68

4.
We note that the net cash used in operating activities was impacted by increases in inventories and project assets of $131 million. Please explain to us why there was a significant increase in inventories and project assets considering that revenues only increased by 4%. In your response please discuss the impact that the overcapacity in the solar industry and declining European subsidies is expected to have on your inventories and project assets and whether you anticipate further write-downs. Refer to Item 303 of Regulation S-K.

Response: The Company's inventories increased at the end of 2011 in anticipation of the construction of our 250 megawatt project in San Luis Obispo County, California which began construction in September 2011 and will continue through 2014. Project assets increased at the end of 2011 due largely to efforts associated with the development of a 601 megawatt project in Antelope Valley, California.

During fiscal 2011, the Company recorded $23.7 million in third party inventory write-downs as well as a $16.0 million impairment charge on project assets due to the decline in European government incentives and the resulting decrease in demand and average selling price in certain areas of Europe. While there was overcapacity in the solar industry in fiscal 2011, the Company manages its manufacturing production and inventory levels based on demand signals. At each reporting period, the Company assesses the net realizable value of inventory and if necessary records a write-down equal to the difference between the cost of inventories and the estimated market price. Similarly, at each reporting period, the Company determines whether impairment indicators exist for our project assets and if necessary records adjustments to reduce the project assets to their net realizable value.

Liquidity, page 74

5.
We note from your disclosures on page 128 that your foreign subsidiaries had approximately $289.2 million of accumulated undistributed earnings indefinitely reinvested outside the United States. We further note your disclosure here that "substantial amounts" of your cash is held outside the United States. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources in future periods, such as repayments of your outstanding debt, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K and Section IV SEC Release 33-8350.

Response: The Company holds cash balances in numerous countries in which we operate and the balances vary based upon working capital needs and investment needs.  Cash and cash equivalents held by its foreign subsidiaries are readily convertible into other foreign currencies, including U.S. dollars.  However, we do not expect to repatriate any foreign earnings. In the Liquidity and Capital Resources section of "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" the Company noted, "Repatriation of earnings that have not been subjected to U.S. tax and which have been indefinitely reinvested outside the U.S. could result in additional United States federal income tax payments in future years".  The Company believes we have sufficient resources, cash flow and liquidity within the United States to fulfill the local statutory cash funding requirements, to fund its current and expected future working capital requirements and to repay its U.S. debt. The Company has historically utilized and reinvested cash earned outside the United States to fund international operations and expansion.

In future filings the Company will include additional disclosure in the Liquidity and Capital Resources section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" stating the amount of cash and cash equivalents held by our foreign subsidiaries.  Further, should trends or its domestic cash needs indicate that repatriation of foreign earnings is reasonably likely to be necessary, or should the Company's policy or intentions regarding repatriation of foreign earnings changes in the future, it will further disclose, if material, the amounts of such cash and investments held by foreign subsidiaries that would not be available for use in the United States.

6.
We note that your allowance for doubtful accounts increased from $6.0 million at January 2, 2011 to $20.4 million at January 1, 2012. We further note that the amounts charged to expenses for the allowance for doubtful accounts has increased from approximately .1% of sales in fiscal year 2009 to approximately .8% of sales in fiscal year 2011. Please revise future filings to describe any trends regarding the collectability of accounts receivable and your allowance for doubtful accounts.

Response: The Company will revise future filings to describe material known trends, if any, in collectability as it relates to its allowance for doubtful accounts.

Item 8: Financial Statements and Supplementary Data, page 80

Note 9. Commitments and Contingencies, page 105

Purchase Commitments, page 106

7.
We note your disclosure here that in some contracts you may reduce your purchase commitment under the contract if you obtain a bona fide third party offer at a price that is a certain percentage lower than the purchase price in the existing contract. In order to assist the reader in understanding the extent of the impact of these provisions on your existing purchase commitments, please revise future filings to provide more details regarding these terms. Clarify what portion of your existing purchase commitments contains these provisions. Also clarify how much lower the bona fide third party offer must be to trigger the reduced purchase commitments.

Response: In future filings the Company will provide more details regarding these supply agreements, specifically the portion of the Company's purchase commitments that is subject to its option to move the supply to a bona fide third party supplier if it is offered a lower price, as follows:

"Where pricing is specified for future periods, with ___ of our ingot/wafer suppliers, we may reduce our purchase commitment under the contract if we obtain a bona fide third party offer at a price that is a certain percentage lower than the applicable purchase price in the existing contract.  With one wafer supplier, we may reduce our purchase commitment under the contract if the supplier's pricing is higher than at least three other wafer suppliers for three quarters. If market prices decrease, we intend to use such provisions to either move our purchasing to another supplier or to force the initial supplier to reduce its price to remain competitive with market pricing.  These ___ contracts constitute approximately ___% of the aggregate purchase commitments shown."

With respect to your request that the Company clarify the specific percentage lower the bona fide third party offer must be to trigger the reduced purchase commitments, the Company respectfully submits that such information is competitively sensitive commercial information.  The Company is working with its suppliers along all steps of the value chain to reduce cost, and as a part of this initiative, it is asking suppliers to include such competitive pricing clause in supply agreements.  If suppliers were to discover this information, they would know what the Company has agreed to in the past and demand at least as favorable terms.  Therefore, the disclosure of this percentage would cause direct and substantial harm to the Company and its investors, as manufacturing costs to the Company would increase as a result of disclosure.  This information was previously granted confidential treatment by the Commission pursuant to Rule 24b-2 of the Securities and Exchange Act of 1934. For a more detailed discussion of the competitive harm that would result from this disclosure, and the reasons why the disclosure is not necessary for the protection of investors please see the Company's confidential treatment application filed in connection with Exhibit 10.07 in its quarterly report on Form 10-Q for the quarterly period ended April 3, 2011, which has been sent to you as supplemental information under separate cover.

Note 10. Joint Ventures, page 110

Joint Venture with AUOSP, page 112

8.
We note that you have concluded that you are not the primary beneficiary of AUOSP since you alone do not have the power to direct the activities that most significantly impact its economic performance. However, we note that you are committed to purchase the majority of AUOSP's total annual output, ranging from 95% in the fourth quarter of fiscal 2010 to 80% in fiscal 2013 and thereafter. Please explain to us in greater detail how you determined how to account for your investment including why you are accounting for it on an equity method basis of accounting. Discuss how your evaluation considered the contractual requirement for you to purchase the majority of AUOSP's total annual output. In this regard, explain who manages AUOSP's production volumes and what role, if any, you play in setting AUOSP's total output or pricing. Refer to FASB ASC 810.

Response: As stated in Note 10, AUOSP is a joint venture formed by the Company and AUO, a wholly-owned subsidiary of AU Optronics Corporation ("AUO"). AU Optronics Corporation is a thin film transistory liquid crystal display ("TFT-LCD") panel manufacturer headquartered in Taiwan who was interested in diversifying its expertise into the solar industry. AUO had previously acquired wafer and polysilicon technology company M.

Setek and was interested in collaborating with us to further establish a vertically integrated solar value chain. The Company was interested in entering into a joint venture for access to capital and manufacturing synergies, including process improvements, raw material sourcing, and increase solar cell yield.

AUOSP was thus formed by the Company and AUO with the purpose of growing the manufacturing scale of solar cells rapidly while driving cost reductions, with all output to be sold to the joint venture partners. As a joint venture partner, AUO would contribute its operational expertise, where it has a track record for efficient cost reduction and increasing uptime through design/yield improvements. The Company on the other hand would contribute its know-how for solar cell manufacturing.

The Company and AUO each contributed 50% equity in AUOSP and each holds the same class and number of shares, with identical voting rights. The shareholders each nominate and appoint the same number of board members. Governance takes place at the board level, while day to day operations is overseen by executive management. The board is jointly controlled by the Company and AUO, due to the fact that all decisions require the consent of at least one SunPower and one AUO board member. No board member has veto rights, and in case of disagreements such matters go to arbitration. The board has control over the approval of the business plan, budget, manufacturing decisions, as well as hiring and appointing executive officers. For the initial officers, the president was appointed by AUO and the chief financial officer was appointed by the Company.

During the development stage both shareholders provided the same amount of initial funding and contributed similar assets to the joint venture (such assets include employees, intellectual property, and manufacturing processes). The unique intellectual property contributed by each of the shareholders together aid AUOSP in achieving additional operational efficiency and cost savings. Upon formation, the joint venture retained the debt facility for construction of AUOSP's facility that was previously established by the Company, while AUO facilitates the establishment of additional third party financing relationships. Further, both shareholders are contractually obligated to provide the same amount of additional contributions through 2014.

Although the Company's annual production off-take from the AUOSP joint venture is currently more significant than that of the other equity investor, the Company does not view this to be an additional mechanism of control. Annual production volumes are approved by the joint venture's board of directors. Further, pricing of output to be sold to the parties is based on a fixed cost plus model which is a typical practice in the industry due to fluctuating input costs and is meant to approximate fair market value. The partners have the same pricing in their supply agreements with AUOSP. Changes to the pricing model or the supply agreement would require approval of the board of directors. The off-take allocated to the Company provides both a benefit and an obligation, as the Company may be required to cover certain fixed costs if its forecasted demand decreases, and the same requirement applies to AUO. Further, although the Company receives additional benefit and obligation from a greater allocation of production (output), AUO receives additional benefit and obligation as a significant supplier (input) to the AUOSP joint venture through one of its affiliates.

In determining that the Company is not the primary beneficiary of the AUOSP joint venture, the Company has assessed whether it has the power to direct the activities that most significantly impact AUOSP's economic performance. The most significant activities that impact AUOSP's economic performance are manufacturing decisions (including procurement of input, plant operations and other cost decisions) as well as financing decisions. As both companies have equal power to direct the activities which most significantly impact the joint venture's economic performance and decisions about those activities require the consent of each of the parties, the Company has determined that such power is shared. Therefore, in accordance with the guidance provided by ASC 810, Consolidation, the Company is not the primary beneficiary.

Because the Company is not the primary beneficiary, the joint venture is not subject to consolidation. In evaluating whether the equity method basis of accounting was appropriate, the Company reviewed whether its direct equity investment provided it with the ability to exercise significant influence over the joint venture's operating and financial policies by applying the quantitative and qualitative measures provided in ASC 323-10, Investments-Equity Method and Joint Ventures. The Company concluded that it had the ability to exercise significant influence through its percentage of voting stock held, board positions, and future financing commitments. Further, the Company's level of involvement in the operating and financial policies provide a degree of responsibility for the return on its investment, and thus the Company believes that it is appropriate to account for the joint venture on an equity method basis of accounting.

Note 11. Debt and Credit Sources, page 113

9.
We note that you agreed to reduce the exercise price of the 4.50% Warrants and 4.75% Warrants. Please tell us how you accounted for the change in exercise price citing the accounting literature you relied upon.

Response: As previously disclosed in Note 11 to the Company's Consolidated Financial Statements in the 2011 Annual Report on Form 10-K, effective December 23, 2010 with respect to the 4.50% Warrants and effective upon issuance of the 4.75% Warrants (collectively, "the Warrants"), the Warrants have been indexed to and settled in shares of the Company's common stock rather than in cash and classified in stockholder's equity and therefore have not been subject to mark-to-market accounting.  This conclusion was based on the Company's review of the guidance provided by ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging, including specifically ASC 815-40, Contracts in Entity's Own Equity.

As of the effective dates noted above, each of the Warrants contained a provision to allow for recalculation of the strike price upon certain events, which is referred to as a Calculation Agent Adjustment within each Warrant transaction confirmation.  Copies of each Warrant transaction confirmation are filed in the Exhibits to the Current Report on Form 8-K filed with the Commission on December 23, 2010 with respect to the 4.50% Warrants, and in the Exhibits to the Current Report on Form 8-K filed with the Commission on April 30, 2009 with respect to the 4.75% Warrants.

Subsequent to the tender offer completed by Total Gas & Power USA, SAS on June 21, 2011 for 60% of the Company's outstanding common stock, the counterparties to the Warrants asserted their rights under the provision noted above which resulted in a Calculation Agent Adjustment that reduced the exercise price of the Warrants due to a reduction in the volatility in the trading of the Company's common stock.  Since volatility is an input in a "fixed for fixed" option pricing model, the Company determined that the reduction was allowable in accordance with the preexisting contract provision of the Warrants and ASC 815-40.  Therefore, the Company did not consider the reduction to be a modification of the Warrants requiring a re-evaluation of the Warrants under the accounting literature previously referenced, and did not change its prior determination that the Warrants should be classified in stockholders' equity and not subject to mark-to-market accounting.

Form 10-Q for the Quarterly Period Ended April 1, 2012

Note 1. The Company and Summary of Significant Accounting Policies, page 7

10.
We note that in the first quarter of fiscal 2012 you changed your segment reporting to three regional segments: (i) the Americas Segment, (ii) the EMEA Segment, and (iii) the APAC Segment. Please tell us if you are aggregating operating segments into the three reportable segments. To the extent that you are aggregating your operating segments into reporting segments, please provide us with your detailed analysis of how you considered all of the factors in reaching your conclusion that aggregation of the operating segments into two reporting segments was appropriate. Refer to paragraph 280-10-50-11 of the FASB Accounting Standards Codification.

Response: In the first quarter of 2012, the Company reviewed the guidance provided by ASC 280-10, Segment Reporting, and determined it has a total of three regional operating segments. The Company evaluated the three operating segments and determined that no further aggregation should occur and thus the Company determined it also had three reportable segments.

Item 2. Management's Discussion and Analysis, page 38

11.
We note your disclosure on page 40 that you offer a solar lease program that allows residential customers to obtain SunPower systems under lease agreements for terms of up to 20 years. Please tell us, and in future filings describe, the structure of the program and the typical terms offered. Please also describe the impact of the program on your liquidity and quantify the impact on your results of operations of sales made pursuant to this program. Finally, please expand your “General Overview” section in future filings to discuss the program as a material trend and discuss the material risks associated with the program, or tell us why you do not believe such disclosure is required. In this regard, we note management's statement during the conference call held on May 3, 2012 that leasing “has become a key growth driver in the residential segment” that “has the potential to significantly expand the addressable market.” For guidance, please refer to Interpretive Release No. 33-8350, available on the Commission's website.

Response: Revenue recognized in connection with the residential lease program during the three months ended April 1, 2012 totaled $12.6 million, or approximately 3% of total revenue for the period. Although the program does not yet represent a material driver of the Company's current results of operations, the leasing program is ramping up to meet expanding residential market demands. When the residential lease program represents a material portion of its financial statement balances and activities, the Company plans to quantify the impact of sales made pursuant to this program on its results of operations.

In the shorter term, as you requested, the Company will include in future filings, beginning in the quarterly report on Form 10-Q for the period ending July 1, 2012, in the "General Overview" section a description of the residential lease program as a material trend, including the structure of the program, typical terms offered and material risks associated with the program. Such disclosure will be based on and comparable to the following example:

"In fiscal 2011, we launched our residential lease program with dealers in the United States, in partnership with a third-party financial institution, which allows customers to obtain SunPower systems under lease agreements up to 20 years, subject to financing availability. The program includes system maintenance and warranty coverage as well as an early buy-out option after six years. Leases are classified as either operating or sales-type leases in accordance with the relevant accounting guidelines.

The program does not yet represent a material portion of our revenue. However, we may face additional material risks as the program expands, including our ability to obtain additional financing partners as well as our ability to collect finance and rent receivables in view of the general challenging credit markets worldwide. We believe that our concentration of credit risk is limited because of our large number of customers, credit quality of customers, small account balances for most of these customers, and customer geographic diversification. We apply for Treasury Grant payments under Section 1603 of the American Recovery and Reinvestment Act (the "Cash Grant"), which is administered by the U.S. Treasury Department, for residential leases. If the amount or timing of the Cash Grant payments received in connection with the residential lease program varies from what we have projected, this may impact our revenues and margins and we may have to recognize losses, which may adversely impact our results of operations. We make certain assumptions in accounting for the residential lease program, including, among others, the residual value of the leased systems.  As the residential lease program grows, if the residual value of leased systems does not materialize as assumed, our results of operations would be adversely affected."

Further, the Company will include in the Liquidity section of "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" in its future filings, beginning in the quarterly report on Form 10-Q for the period ending July 1, 2012, additional discussion regarding the anticipated impact of the residential leasing program on the Company's future liquidity. Such disclosure will be based on and comparable to the following example:

"In fiscal 2011, we launched our residential lease program with dealers in the United States, in partnership with a third-party financial institution, which allows customers to obtain SunPower systems under lease agreements up to 20 years, subject to financing availability. We receive prepaid rent for periods under which the third-party financial institution has agreed to assume collection risk for certain residential leases. Changes in the amount or timing of prepaid rent received from the financial institution may have an impact on our cash position within the next twelve months. The normal collection of monthly, non-prepaid rent payments for leases placed in service is not expected to have a material impact on our cash position within the next twelve months. Additionally, due to the general challenging credit markets worldwide, we may be unable to arrange additional financing partners for our residential lease program in future periods, which could have a negative impact on our sales."

Regards,

/s/ Charles D. Boynton
Charles D. Boynton
Executive Vice President and
Chief Financial Officer